Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to, the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-1 pertaining to Tucson Electric Power Company, of our report dated February 16, 2017 with respect to the consolidated balance sheet of the Company as at December 31, 2016 , and the related consolidated statements of income, comprehensive income, changes in stockholder’s equity and cash flows for the two years ended December 31, 2016, which report is included in the Company’s Annual report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on February 15, 2018 and amended on Form 10-K/A filed on February 27, 2018 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Ernst & Young LLP
Ernst & Young LLP
Calgary, Canada November 8, 2018